Exhibit 99.1

June 11, 2024	TSX.V: GRZ NR-24-10

GOLD RESERVE ANNOUNCES SUBMISSION OF CREDIT BID FOR CITGO PETROLEUM CORP. PARENT COMPANY, PDV HOLDINGS, INC.

Toronto, Ontario – June 11, 2024 – Gold Reserve Inc. (TSX.V: GRZ) (OTCQX: GDRZF) (“Gold Reserve” or the “Company”) is pleased to announce the submission of a credit bid (the “Bid“) for the common shares of PDV Holdings, Inc. (“PDVH”), the indirect parent company of CITGO Petroleum Corp. (“Citgo”).

The Bid has been made pursuant to the sales and bidding procedures (the “Bidding Procedures”) managed by the Special Master (the “Special Master”) appointed by the U.S. District Court for the District of Delaware (the “Delaware Court") in connection with sale of PDVH common shares (the “Sale Process”). In accordance with the Bidding Procedures, the terms of the Bid are confidential.

Further steps in respect of the Bid will occur pursuant to the Bidding Procedures, as may be modified by the Special Master and/or the Delaware Court.

In conjunction with the Bid, Gold Reserve has entered into an indication of interest with FJ Management Inc. (“FJM”) whereby FJM may, in the event the Bid is successful, participate in ownership, collaboration and operational oversight of the acquired business.

Crystal Maggelet, Chief Executive Officer of FJM has provided the following statement:

“At FJ Management Inc., we are thrilled to partner with Gold Reserve Inc. on this exciting opportunity. Together, we bring a wealth of experience and a shared commitment to excellence. This partnership reflects FJ Management’s continued commitment of building value to last for our shareholders, employees, customers, and the communities in which we operate.”

Paul Rivett, Executive Vice-Chairman of Gold Reserve, said the following:

“We are very thankful to all of our partners and stakeholders, in particular our shareholders, who rallied behind Gold Reserve to make our credit bid a reality. We know that much work remains to put ourselves in a position to be successful but we are thankful to all involved in the process and look forward to reporting on our progress in due course.”

The Company has most recently discussed the potential of making a bid in its June 5, 2024 and May 29, 2024 press releases.

Information on Citgo and PDVH

More information pertaining to Citgo, its business, financial statements and its relationship to PDVH can be found on the Citgo website at https://www.citgo.com.

On Behalf of the Board of Directors

Paul Rivett
Executive Vice-Chairman

Gold Reserve Inc. Contact

Jean Charles Potvin

999 W. Riverside Ave., Suite 401 Spokane, WA 99201 USA

Tel: (509) 623-1500

Fax: (509) 623-1634

Cautionary Statement Regarding Forward-Looking statements

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. They are frequently characterized by words such as "anticipates", "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed", "positioned" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements contained in this press release include, but are not limited to, statements relating to the Bid.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual events, outcomes or results of Gold Reserve to be materially different from our estimated outcomes, results, performance, or achievements expressed or implied by those forward-looking statements, including but not limited to: the discretion of the Special Master to consider the Bid, to enter into any discussions or negotiation with respect thereto and that the Special Master may reject the Bid; the failure of the Company to negotiate the Bid, including as a result of failing to obtain sufficient equity and/or debt financing; that the Bid submitted by the Company will not be selected as a “Successful Bid” under the Bidding Procedures, and if selected may not close, including as a result of U.S. Department of Treasury Office of Foreign Assets Control (“OFAC”), or any other applicable regulatory body, not granting an authorization in connection with any potential sale of PDVH shares and/or whether OFAC changes its decision or guidance regarding the Sale Process; failure of the Company or any other party to obtain any required approvals for, or satisfy other conditions to effect, any transaction resulting from the Bid; that the Company may forfeit any cash amount deposit made due to failing to complete the Bid or otherwise; that the making of the Bid or any transaction resulting therefrom may involve unexpected costs, liabilities or delays; that, prior to or as a result of the completion of any transaction contemplated by the Bid, the business of the Company may experience significant disruptions due to transaction related uncertainty, industry conditions or other factors; the ability to enforce the writ of attachment granted to the Company; the timing set for various reports and/or other matters with respect to the Sale Process may not be met; the ability of the Company to otherwise participate in the Sale Process (and related costs associated therewith; the amount, if any, of proceeds associated with the Sale Process; the competing claims of certain creditors, the “Other Creditors” (as detailed in the applicable court documents filed with the Delaware Court) of Venezuela and the Company, including any interest on such creditors’

judgements and any priority afforded thereto; uncertainties with respect to possible settlements between Venezuela, PDVSA, and/or any of their agencies or instrumentalities, and other creditors and the impact of any such settlements on the amount of funds that may be available under the Sale Process; and the proceeds from the Sale Process may not be sufficient to satisfy the amounts outstanding under the Company’s September 2014 arbitral award and/or corresponding November 15, 2015 U.S. judgement in full and the ramifications of bankruptcy with respect to the Sale Process and/or the Company’s claims, including as a result of the priority of other claims. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. For a more detailed discussion of the risk factors affecting the Company’s business, see the Company’s Annual Information Form on Form 40-F and Management’s Discussion & Analysis for the year ended December 31, 2023, the Company’s Management’s Discussion & Analysis for the period ended March 31, 2024 and other reports that have been filed on SEDAR+ and are available under the Company’s profile at www.sedarplus.ca and which have been filed on EDGAR and are available under the Company’s profile at www.sec.gov/edgar.

Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.